March 24, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Washington, D.C. 20549

Re:	6D Global Technologies, Inc. (Commission File No. 001-35002) Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-206709)

Dear Sir or Madam:

6D Global Technologies, Inc. (the “Company”) initially filed a registration statement on Form S-3 with the Securities and Exchange Commission (the “Commission”) on September 1, 2015 (the “Initial Registration Statement”; File No. 333-206709) and later filed an Amendment No. 1 thereto on September 17, 2015 (and together with all exhibits thereto and the Initial Registration Statement, the “Registration Statement”). Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting withdrawal of the Registration Statement because the Company’s independent registered public accounting firm, BDO USA, LLP, has notified the Company that previously issued financial statements should not be relied upon, as reported on Item 4.02 of the Company’s Current Report on Form 8-K filed on March 23, 2016.

The Company hereby confirms that no securities have been sold under the Registration Statement.

Accordingly, the Company respectfully requests that the Commission issue an order (the “Order”) granting withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Tejune Kang, Chief Executive Officer of the Company, via email at ceo@6dglobal.com, with a copy to Robert S. Matlin of K&L Gates LLP, counsel to the Company, via email at Robert.Matlin@klgates.com.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please contact the undersigned at (646) 681-4900 or Robert S. Matlin of K&L Gates LLP at (212) 536-3900 with any questions.

Very truly yours,

6D Global Technologies, Inc.

By:	/s/ Tejune Kang
Tejune Kang
Chief Executive Officer